November 17, 2006

Via Edgar and Facsimile

Ms. Peggy A. Fisher, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	Implant Sciences International, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed October 27, 2006

File No. 333-129911

Dear Ms. Fisher:

On behalf of Implant Sciences International, Inc. (the “Company”), we hereby transmit Amendment No. 2 to the above referenced Registration Statement, as filed with the Securities and Exchange Commission on the date hereof and respond to your letter of November 9, 2006. For convenience of your review, we have repeated the comments in bold type prior to our responses.

General

1. Generally it is inconsistent with Section 5 of the Securities Act to renegotiate the terms of the private transaction after you have filed a registration statement for the resale of the related securities. Please provide us with your analysis of how your amendment of the terms of the Series D Redeemable Convertible Preferred Stock on May 31, 2006 is consistent with Section 5. Also explain how Laurus Master Fund acquired all the shares that are being registered.

On September 30, 2005, the Company issued 500,000 shares of Series D Redeemable Convertible Preferred Stock (“Series D”) to Laurus Master Fund (“Laurus”), having a stated value of $10 per share, pursuant to a Securities Purchase Agreement with Laurus. Pursuant to the Securities Purchase Agreement and related Registration Rights Agreement, if a registration statement which included the Series D was declared effective by the SEC and the shares of the Company’s common stock remained over a certain price, the amortization payments with respect to the Series D could be paid in shares of the Company’s common stock. Because there was a delay in obtaining effectiveness of the registration statement and the price of the Company’s shares of common stock declined, payments under the Series D became due in cash. Because the intent was to convert the Series D into stock, the Company and Laurus agreed to amend the Series D. The terms of the amendment permitted the Company to defer cash payments, representing 3 months of amortization payments, and to defer the October 2006 amortization payment, should such payment be required in cash, to the mandatory redemption date of September 30, 2008. In consideration, the Company agreed to the conversion of the 6 months of amortization payments into 261,233 shares of common stock of the Company at a conversion price of $3.48 per share, representing a reduction in principal of approximately $909,000, and to reduce the fixed conversion price of the remaining Series D stock from $6.80 per share to $4.15 per share. In addition, Laurus was granted a warrant to purchase 150,000 shares of the Company’s common stock at an exercise price of $4.26 per share. The warrants were valued at $375,000 using the Black Scholes model.

The Staff is advised that prior to filing the Amendment to the Registration Statement, Implant Sciences International, Inc. (the “Company”) recognized the issues relating to integration and weighed them against their need to consummate the amendment to the agreement with Laurus Master Funds with respect to its Series D and the Certificate of Vote of Directors Establishing a Class or Series of Stock (the “Amended Agreement”). The Company undertook and designed this transaction, cognizant of the integration rules, to be consistent with Section 5 and with the spirit of the underlying policies regarding integration contained in the case law (i.e. Pacific Resources, Black Box and Squadron Ellenoff). In that context, we hope and trust that once you better appreciate the particulars of this transaction in light of our analysis of the integration cases, you will conclude that the rules on integration and Section 5 have been fully complied with in form and substance.

By way of background, the Staff is advised that the execution of the Amended Agreement subsequent to the filing of the Registration Statement, to the extent that the Amended Agreement is a new transaction, was pursuant to a private 4(2) transaction with one, Qualified Institutional Buyer. Based upon these facts, which we will discuss in greater detail below, we believe that the private transaction which was consummated subsequent to the filing of the resale registration statement should not be integrated with the public resale of shares and deemed to be a single transaction/plan of financing.

Our analysis recognizes that the primary purpose of the integration doctrine is to prevent issuers from avoiding the registration requirements of the Securities Act or exploiting the publicly-filed document to attract investors and then transition them to a private offering. The Company did not attempt to circumvent the registration process in the post-filing transaction consummated by the Company or use it to re-direct potential investors to a private offering. The transaction identified by the Staff as a concern, was an amendment to a transaction completed prior to the initial filing of the Registration Statement which involved a Qualified Institutional Buyer. Consequently, we believe that integration is inapplicable for the following reasons.

In the no-action letter to Pacific Resources, Incorporated (See SEC No-Action Letter, Pacific Resources, Incorporated, Publicly Available August 13, 1976. Relying on Value Line Fund, Inc. v. Marcus, CCH FED. SEC. L. REP. ¶91,523 (S.D.N.Y. 1965), the Commission has taken the position that a secondary offering made pursuant to a resale registration statement filed on behalf of selling shareholders should not be integrated with a private sale made by the Company. Additionally, the Commission recognized and acknowledged in both Black Box, Incorporated (See SEC No-Action Letter to Black Box Incorporated, Publicly Available June 26, 1990), and Squadron, Ellenoff, Pleasant & Lehrer (See SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publically Available February 28, 1992) that the nature and character of the investors in the private sales (i.e. a Qualified Institutional Buyer in our case) need to be analyzed and distinguished as part of any integration analysis—with the Commission taking the position that accredited institutional investors should be treated differently and not be integrated. Although the Company believes that each of these findings on their own firmly supports its position that these transactions not be integrated, we believe that the five-pronged test promulgated by the Commission provides even further confirmation thereof.

(A) Integration of a Secondary Offering with a Company’s Private Transaction. The Commission did not integrate the secondary offering of shares pursuant to a resale registration statement with a concurrent private sale of the company’s shares by the company, indicating that it would not be in furtherance of the underlying policy of the integration doctrine. See SEC No-Action Letter, Pacific Resources, Incorporated, Publicly Available August 13, 1976. Relying on Value Line Fund, Inc. v. Marcus, CCH FED. SEC. L. REP. ¶91,523 (S.D.N.Y. 1965), where the Commission found that the sales were not by the same person inasmuch as the shares sold to the public were to be sold by shareholders and warrantholders of the company, whereas the private sale was made by the company itself. In so finding, the Commission indicated that the integration of the private sale with the public resale would be inappropriate and would not be in furtherance of any policies of the Securities Act of 1933. In the instant case, in a similar set of facts, the Registration Statement was filed on behalf of a selling shareholder with respect to only a resale of their existing position, with no financing being pursued either—just like in Pacific Resources. The private transaction (i.e. the Amended Agreement) was not made as a result of a “general solicitation” pursuant to the registration statement, which is precisely what the integration doctrine is intended to prevent.

(B) Black Box. In the SEC No-Action Letter to Black Box Incorporated, Publicly Available June 26, 1990, the Commission concluded, for policy reasons, that a contemplated private placement to qualified institutional investors and two or three institutional accredited investors in a transaction concurrent with the filing of a registration statement covering the issuer need not be integrated with the public offering. The Commission found that it was consistent with the purposes of the Securities Act and the protection of investors for such private placement not to be deemed to be a part of, or integrated with, the issuer’s initial public offering. The nature of the private investors was such that they were capable of fending for themselves and did not need the protections afforded by the Securities Act. In the SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publically Available February 28, 1992, the Commission explained that its position taken in Black Box was based primarily upon the nature and number of the offerees. The private sale which resulted with respect to the Amended Agreement (the original agreement having been consummated prior to the initial filing of the Registration Statement and therefore the investor and Company known to each other prior to the filing of the Registration Statement) was made to what the Company understands to be a Qualified Institutional Buyer.

One of the driving forces behind the integration doctrine in our view is the prevention of general solicitation to the unwary general public who are presumed to be unable to protect and ensure their own interests, which is not the case when dealing with qualified institutional buyers. Applied to the instant facts, the investor was introduced to the Company through a pre-existing business relationship, who ultimately entered into an exempt transaction after conducting their own due diligence and separately negotiating their own terms and conditions prior to entering into comprehensive transactional documentation and having the benefit of sophisticated counsel. It should be noted that the facts in the instant case present an even narrower construction than Black Box. Specifically, in Black Box, the SEC declined to integrate an initial public offering registration statement with a concurrent private placement transaction. In the instant case, a secondary offering of non-issuer securities pursuant to a registration statement filed on behalf of selling stockholders, not a direct offering by the issuer as was the case presented in Black Box, should not in our view be integrated with any of the concurrent private placement transactions.

2. Revise the disclosure throughout the filing to clarify that there is now only one selling stockholder and to delete references to “selling stockholders.” In addition, please advise us why the other selling stockholders have been removed and the shares they currently hold, and the shares underlying their warrants, are no longer being registered for resale.

We have revised the disclosure throughout the filing to clarify that there is now only one selling stockholder and to delete references to “selling stockholders.” The other selling stockholders were removed from the registration statement pursuant to SEC comment as those selling shareholders held additional investment rights.

All questions and comments regarding the foregoing should be addressed to the undersigned at (212) 370-1300

.
Sincerely,

Ellenoff Grossman & Schole, LLP

By: /s/ David Selengut
David Selengut